UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507, HCAR, No. 26623, December 12,
1996, File No. 70-8507).

(1)  BALANCE SHEET AS OF SEPTEMBER 30, 1997:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING SEPTEMBER 30, 1997:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED SEPTEMBER 30, 1997, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the third quarter of 1997, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) and December 12, 1996
(HCAR. No. 26623) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission reserved jurisdiction over increasing the amount of authorized investment by $200 million and extending the authority to December 31, 1998.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan.

     On December 8, 1995, the 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina commenced commercial operation. Charter Oak, through its wholly-owned subsidiary COE Argentina II Corp. owns 33.33% of the issued and outstanding common stock of C.T.S.M.T.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 223 MW gas-fired operational qualifying cogeneration facility in Paris, Texas.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE (UK) Corp. and COE (GENCOE) Corp.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING SEPTEMBER 30, 1997.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending September 30, 1997 is approximately $20 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille



Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
November 18, 1997






































                                                            EXHIBIT A
               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      September 30,
                                            ---------------------------
                                                1997           1996
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             51             49

                                            ------------   ------------
         Total net utility plant                      1              3
                                            ------------   ------------
Other Investments, at cost                       78,417         56,752
                                            ------------   ------------
Current Assets:
  Cash                                            1,086            438
  Accounts receivable                                31             -
  Taxes receivable                                3,457            136
                                            ------------   ------------
                                                  4,574            574
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes               2,559            130
  Deferred development costs                      5,282          9,621
  Other                                             413            707
                                            ------------   ------------
                                                  8,254         10,458
                                            ------------   ------------
       Total Assets                         $    91,246    $    67,787
                                            ============   ============
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                      118,406         84,648
  Retained earnings                             (29,767)       (17,458)
                                            ------------   ------------
    Total capitalization                         88,639         67,190
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                 (145)          (105)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  132            121
  Accounts payable to affiliated companies          191            300
  Taxes accrued                                     658             -
  Other                                           1,771            281
                                            ------------   ------------
                                                  2,752            702
                                            ------------   ------------
    Total Capitalization and Liabilities    $    91,246    $    67,787
                                            ============   ============

                                                    EXHIBIT B

                CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Twelve Months Ended
                                                     September 30,
                                              ---------------------------
                                                  1997           1996
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                        12,795          5,694
  Depreciation                                        780            653
  Federal and state income taxes                   (5,004)        (1,138)
  Taxes other than income taxes                        66             18
                                              ------------   ------------
     Total operating expenses                       8,637          5,227
                                              ------------   ------------
Operating Loss                                     (8,637)        (5,227)
                                              ------------   ------------

Other Income:
  Investment income                                (2,595)         2,469
  Other, net                                       (1,057)            74
                                              ------------   ------------
    Total other income                             (3,652)         2,543
                                              ------------   ------------
     Loss before interest charges                 (12,289)        (2,684)
                                              ------------   ------------

Interest Charges                                       21             11
                                              ------------   ------------

Net Income (Loss)                             $   (12,310)   $    (2,695)
                                              ============   ============

                                        EXHIBIT C
                        Charter Oak Energy and Subsidiaries
                         Detail of Intercompany Services
                      Twelve Months Ended September 30, 1997

                              Charter Oak Energy
                              ------------------
                                                                       NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO     Charter Oak staff                    1,832,926   131,416 1,964,342
          Accounting and financial services       33,008     1,316    34,324
          Legal services                           3,607    34,388    37,995
          Miscellaneous                           28,205     6,929    35,134
                                              ------------------------------
               Total NUSCO Services            1,897,746   174,049 2,071,795
                                              ------------------------------
NU PARENT Retainer Fee                                 0   200,000   200,000
                                              ------------------------------
               Total NU PARENT Services                0   200,000   200,000

CL&P      Miscellaneous                                0     3,190     3,190
                                              ------------------------------
               Total CL&P Services                     0     3,190     3,190
                                              ------------------------------

COE TEJONA  Outside Services                           0       428       428
                                              ------------------------------
               Total COE Tejona Services               0       428       428
                                              ------------------------------
CHARTER OAK
 DEVELOPMENT CORP
          Legal services                               0   434,665   434,665
          CT Use Tax Recoupment                        0  (107,816) (107,816)
          Miscellaneous                                0    56,989    56,989
                                              ------------------------------
               Total COD Services                      0   383,838   383,838
                                              ------------------------------

          Total Services Provided              1,897,746   761,505 2,659,251
                                              ==============================



                            Charter Oak Paris, Inc.
                            -----------------------
                                                                       NON-
Service Provided By- Type of Services Provided-   PAYROLL   PAYROLL    TOTAL
----------------------------------------------------------------------------
NUSCO    Accounting and financial services           63         0        63
                                              ------------------------------
              Total NUSCO Services                   63         0        63


CL&P     Allocated Refund of CCBT Audit               0    (7,628)   (7,628)
                                              ------------------------------
              Total CL&P Services                     0    (7,628)   (7,628)
                                              ------------------------------

              Total Services Provided                63    (7,628)   (7,565)
                                              ==============================

                             COE Development Corp.
                             ---------------------
                                                                      NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO    Charter Oak staff                      934,984   737,553 1,672,537
         Engineering services                     2,506         0     2,506
         Legal services                               0    51,908    51,908
         Miscellaneous                           11,690       254    11,944
                                              ------------------------------
              Total NUSCO Services              949,180   789,715 1,738,895
                                              ------------------------------

CL&P     Miscellaneous                                0       201       201
                                              ------------------------------
              Total CL&P Services                     0       201       201
                                              ------------------------------

PSNH     Engineering Services                         0       414       414
                                              ------------------------------
              Total PSNH Services                     0       414       414


WMECO    Engineering Services                         0       271       271
                                              ------------------------------
              Total WMECO Services                    0       271       271
                                               -----------------------------

CHARTER OAK
 ENERGY       Miscellaneous                           0    (4,808)   (4,808)
         CT Use Tax Adjustment                        0    (5,310)   (5,310)
         Legal Services                               0     1,747     1,747
                                              ------------------------------
              Total COE Services                      0    (8,371)   (8,371)
                                              ------------------------------

COE TEJONA
 CORP.      Outside Services                          0    13,065    13,065
                                              ------------------------------
              Total COE Services                      0    13,065    13,065
                                              ------------------------------
         Total Services Provided                949,180   795,295 1,744,475
                                             ==============================

                                COE (UK) Corp.
                                --------------
                                                                       NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Charter Oak staff                        8,377     3,589    11,966
        Accounting and Financial Services          135        75       210
                                             ------------------------------
             Total NUSCO services                8,512     3,664    12,176
                                             ------------------------------

CHARTER OAK
 ENERGY     Outside Services                         0     7,550     7,550
                                             ------------------------------
             Total COE Services                      0     7,550     7,550
                                            ------------------------------
CHARTER OAK DEVELOPMENT
 CORP.   Miscellaneous                               0     4,532     4,532
                                            ------------------------------
             Total COD services                      0     4,532     4,532
                                            ------------------------------
             Total Services Provided             8,512    15,746    24,258
                                            ==============================


                             COE Argentina I Corp.
                            ----------------------

                                                                       NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
NUSCO  Charter Oak Staff                            0       150       150
       Accounting Staff                            71         0        71
                                            -----------------------------
            Total NUSCO services                   71       150       221
                                           ------------------------------
            Total Services Provided                71       150       221
                                           ==============================



                              COE (GENCOE) Corp.
                            ----------------------

                                                                       NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
----------------------------------------------------------------------------
NUSCO   Miscellaneous                              141        75       216
                                               -----------------------------

             Total Services Provided               141        75       216
                                              ==============================


                            COE Argentina II Corp.
                            ----------------------

                                                                       NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
NUSCO  Miscellaneous                                0    11,158    11,158
       Charter Oak Staff                       26,102    14,992    41,094
                                            -----------------------------
            Total NUSCO Services               26,102    26,150    52,252


COE Development
       Outside Services                             0    55,936    55,936
       Legal Services                               0       771       771
                                            ------------------------------
     Total COE Development Services                 0    56,707    56,707


CHARTER OAK
 ENERGY   Outside Services                          0     1,032     1,032
                                            ------------------------------
            Total COE Energy Services               0     1,032     1,032
                                            ------------------------------

            Total Services Provided            26,102    83,889   109,991
                                            ==============================


                               COE Tejona Corp.
                               ----------------
                                                                       NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO    Miscellaneous                            4,345        75     4,420
         Accounting Services                        106         0       106
         Charter Oak Staff                      108,731    51,897   160,628
         Legal Services                               0     2,170     2,170
                                             ------------------------------
              Total Services Provided           113,182    54,142   167,324


COE Development
       Charter Oak Staff                              0    79,650    79,650
         Outside Services                             0       230       230
         CT Use Tax Recoupment                        0   (88,256)  (88,256)
         Legal Services                               0     3,107     3,107
                                             ------------------------------
         Total COE Development Services               0    (5,269)   (5,269)


CHARTER OAK
 ENERGY   Charter Oak Staff                           0     1,925     1,925
         Legal Services                               0       115       115
                                             ------------------------------
              Total COE Energy Services               0     2,040     2,040
                                             ------------------------------
              Total Services Provided           113,182    50,913   164,095
                                             ==============================

                              COE AVE FENIX Corp.
                               ----------------
                                                                       NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Miscellaneous                           36,300     6,152    42,452
                                            ------------------------------
             Total NUSCO Services               36,300     6,152    42,452

COE Development
        Legal Services                               0       120       120
        Outside Services                             0     2,119     2,119
        CT Use Tax Recoupment                        0   (51,832)  (51,832)
                                             ------------------------------
        Total COE Development Services               0   (49,593)  (49,593)

             Total Services Provided            36,300   (43,441)   (7,141)
                                             ==============================